PROXY RESULTS
	During the six months ended June 30, 2007, Cohen &
Steers Closed End Opportunity Fund.Shareholders voted on the following proposals at the annual meeting held on April 19, 2007. The description of each proposal and number of shares voted are as follows:


			Shares Voted	Authority
				For	Withheld

To Elect Directors
Bonnie Cohen		 26,116,501 	 466,382
Martin Cohen		 26,120,804 	 462,079
George Grossman	 	 26,116,212 	 466,671
Richard E. Kroon	 26,110,592	 472,291
Richard J. Norman	 26,120,814	 462,069
Frank K. Ross		 26,116,891	 465,992
Robert H. Steers	 26,117,554 	 465,329
C. Edward Ward, Jr.  	 26,123,054 	 459,829
Willard H. Smith, Jr.	 26,116,274	 466,609